UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                           DAWSON GEOPHYSICAL COMPANY
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    239359102
                              --------------------
                                 (CUSIP Number)

                                December 31, 1999
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / X / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 239359102

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Quaker Capital Management Corporation
      --------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group
      (a)
            -----
      (b)     X
            -----

3.    SEC Use Only
                        --------------------------------------------------------

4.    Citizenship or Place of Organization                  Pennsylvania
                                                            --------------------

Number of         5.    Sole Voting Power                         0
Shares                                                      --------------------
Beneficially      6.    Shared Voting Power                 358,700
Owned by                                                    --------------------
Each Reporting    7.    Sole Dispositive Power                    0
Person With:                                                --------------------
                  8.    Shared Dispositive Power            358,700
                                                            --------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      358,700
      ---------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares
                  --------

      The Reporting Person disclaims beneficial ownership of 358,700 shares owned by its clients.

11.   Percent of Class Represented by Amount in Row (9)                6.63%
                                                                  --------------

12.   Type of Reporting Person                                          IA
                                                                  --------------



                               Page 2 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 239359102


Item 1.

      (a)   Name of Issuer

            Dawson Geophysical Company
            --------------------------------------------------------------------

      (b)   Address of Issuer's Principal Executive Offices

            508 West Wall, Suite 800, Midland, Texas 79701
            --------------------------------------------------------------------
Item 2.

      (a)   Name of Persons Filing

            Quaker Capital Management Corporation
            --------------------------------------------------------------------

      (b)   Address of Principal Business Office or, if none,
            Residence

            401 Wood Street, Suite 1300, Pittsburgh, PA  15222
            --------------------------------------------------------------------

      (c)   Citizenship

            Pennsylvania, USA
            --------------------------------------------------------------------

      (d)   Title of Class of Securities

            Common Stock
            --------------------------------------------------------------------

      (e)   CUSIP Number

            239359102
            --------------------------------------------------------------------



                               Page 3 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 239359102

Item 3.     If this  statement  is   filed  pursuant  to  ss.ss.240.13d-1(b)  or
            240.13d-2(b) or (c), check whether the person filing is a:

   (a)   /   /    Broker of dealer registered under section 15 of the Act;

   (b)   /   /    Bank as defined in section 3(a)(6) of the Act;

   (c)   /   /    Insurance company as defined in section 3(a)(19) of the Act;

   (d)   /   /    Investment  company  registered   under   section   8 of   the
                  Investment Company Act of 1940;

   (e)   / X /    An investment adviser  in   accordance with ss.240.13d-1(b)(l)
                  (ii)(E);

   (f)   /   /    An employee benefit plan or endowment fund in accordance  with
                  ss.240.13d-1(b)(1)(ii)(F);

   (g)   /   /    A parent holding company or control person in accordance  with
                  ss.240.13d-1(b)(1)(ii)(G);

   (h)   /   /    A  savings  association  as defined  in  Section  3(b) of  the
                  Federal Deposit Insurance Act;

   (i)   /   /    A church plan  that  is   excluded  from the  definition of an
                  investment  company under section  3(c)(14) of the  Investment
                  Company Act of 1940;

   (j)   /   /    Group, in accordance with ss.240.13d-1((b)(l)(ii)(J)

Item 4.     Ownership
            ---------

      (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 358,700 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities.

      (b) The shares covered by this report represent 6.63% of the Common Stock of the Issuer.




                               Page 4 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 239359102

      (c) The Reporting Person has shared voting and dispositive power over 358,700 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person does not have sole voting or dispositive power over any of the shares that it may be deemed to beneficially own.

Item 5.     Ownership of Five Percent or Less of a Class

            If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
                                                                      ----------

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person

            The shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

Item 7.     Identification and Classification of the Subsidiary Which   Acquired
            the Security Being Reported on by the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            Not applicable.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 239359102

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              QUAKER CAPITAL MANAGEMENT CORPORATION


                                  February 14, 2000
                                  ----------------------------------------------
                                        Date


                                  /s/ Mark G. Schoeppner
                                  ----------------------------------------------
                                        Signature


                                  Mark G. Schoeppner, President
                                  ----------------------------------------------
                                        Name/Title




                               Page 6 of 6 Pages